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1401 McKinney, Suite 2400 (77010-4035) · Post Office Box 42807 · Houston, Texas 77242-2807
Phone 713.759.2600

Sherry D. Williams
Vice President and Corporate Secretary

September 24, 2007

VIA EDGAR

Melissa Duru, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Halliburton Company
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2007
File No. 333-128750

Dear Ms. Duru:

Please accept this letter as confirmation that you have approved an extension of time for Halliburton to respond to the SEC Comment Letter issued on August 21, 2007.  The new deadline for the Company’s response is October 16, 2007.

Please contact me if you need further information, and thank you for your professional courtesies and attention relative the additional time requested.

Sincerely,

/s/ Sherry D. Williams

Sherry D. Williams